RECEIVED
MAR 3 0 2007
185
SEC MAIL PROCESSING SECTION WASH. DC

SECUR 07006593 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colby & White, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1908 Central Dr. Ste. D
(No. and Street)

Bedford (City) Texas (State) 76021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willard White (817) 545-8030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) Irving (City) Texas (State) 75063 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mt 4/14

BB 4/10

OATH OR AFFIRMATION

I, Willard White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colby & White, LP, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Ashley Taylor Mosley

Notary Public

ASHLEY TAYLOR MOSLEY
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 1-18-2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLBY & WHITE, LP

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Colby & White, LP

We have audited the accompanying statement of financial condition of Colby & White, LP as of December 31, 2006, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colby & White, LP as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 27, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

COLBY & WHITE, LP
Statement of Financial Condition
December 31, 2006

ASSETS		
Cash	$	19,572
Commissions receivable		9,880
Clearing deposit		20,289
TOTAL ASSETS	$	49,741
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	15,156
Commissions payable		2,616
TOTAL LIABILITIES		17,772
Partners' Capital		31,969
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	49,741

See notes to financial statements.

COLBY & WHITE, LP
Statement of Income
Year Ended December 31, 2006

Revenue	
Securities commissions	$ 177,346
Insurance commissions	289,247
Other revenue	1,637
TOTAL REVENUE	468,230
Expenses	
Compensation and related costs	56,009
Clearing and other charges	31,073
Communications	17,637
Occupancy and equipment costs	19,286
Regulatory fees and expenses	11,781
Professional fees	42,808
Other expenses	9,909
TOTAL EXPENSES	188,503
NET INCOME	$ 279,727

See notes to financial statements.

COLBY & WHITE, LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2006

	Partners' Capital
Balances at December 31, 2005	$ 17,310
Net income	279,727
Distributions to partners	(265,068)
Balances at December 31, 2006	$ 31,969

See notes to financial statements.

COLBY & WHITE, LP
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 279,727
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in commissions receivable	(1,907)
Increase in clearing deposit	(46)
Increase in accounts payable and accrued expenses	4,433
Decrease in commissions payable	(99)
Net cash provided by operating activities	282,108
Cash flows from financing activities:	
Distributions to partners	(265,068)
Net increase in cash	17,040
Cash at beginning of year	2,532
Cash at end of year	$ 19,572

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Colby & White, LP (the Partnership), a Texas limited partnership, was formed in March 2000. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Partnership is also a registered insurance agency with the Texas Department of Insurance. The Partnership's customers consist primarily of individuals in the state of Texas.

The general partner of the Partnership is Colby & White Management, Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2050, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Basis of Accounting

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Partnership clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement also requires the Partnership to maintain a minimum of $20,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Partnership had net capital and net capital requirements of $23,686 and $5,000, respectively. The Partnership's net capital ratio was .75 to 1.

Note 4 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 4 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Partnership has $20,809, or approximately 42%, of its total assets in commissions receivable and a clearing deposit held by or due from its clearing broker/dealer.

Note 5 - Commitments and Contingencies

Operating Lease

The Partnership leases office space under a noncancelable operating lease through September 2009. Future minimum lease payments due for each of the years ending December 31, are as follows:

2007	$	11,253
2008		12,165
2009		9,495
2010		-
Thereafter		-
	$	32,913

Office rent expense for the year was $17,813 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The Partnership has been named as a respondent in an arbitration relating to its activities as a broker-dealer in securities. This action seeks damages of material amounts and is scheduled for arbitration in April 2007. While the ultimate outcome of this pending arbitration involving the Partnership cannot be predicted with certainty, management, having reviewed this action with legal counsel, believes it has meritorious defenses to this action and intends to defend itself vigorously.

There can be no assurance that this matter will not have a material adverse effect on the Partnership's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Partnership's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of this proceeding will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Schedule I

COLBY & WHITE, LP
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2006

Total partners' capital qualified for net capital	$ 31,969
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	7,877
Net capital before haircuts	24,092
Haircuts on securities:	
Money market funds	406
Net Capital	$ 23,686
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 15,156
Commissions payable	2,616
Total aggregate indebtedness	$ 17,772
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 18,686
Ratio of aggregate indebtedness to net capital	0.75 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 by Colby & White, LP on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Schedule II

COLBY & WHITE, LP
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2006

No reserve requirement is required since the Partnership operated as a limited securities broker pursuant to the (k)(2)(ii) exemption under Rule 15c3-3. The conditions of the exemption from Rule 15c3-3 were being complied with at December 31, 2006, and during the year then ended.

Schedule III

COLBY & WHITE, LP
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2006

Possession or control of securities is not maintained by the Partnership and the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

To the Partners
Colby & White, LP

In planning and performing our audit of the financial statements and supplemental schedules of Colby & White, LP (the Partnership) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 27, 2007

END